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                            April 13, 2021

       Jamie Boyd
       Chief Executive Officer
       Cascadia Acquisition Corp.
       1000 2nd Avenue, Suite 1200
       Seattle, WA 98104

                                                        Re: Cascadia
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 17,
2021
                                                            CIK No. 0001846968

       Dear Mr. Boyd:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Summary
       Our Management Team, page 2

   1. We note your disclosure that your sponsor, Cascadia Acquisition Sponsor LLC, is an affiliate of
Cascadia Capital. Please expand your disclosure to clarify whether
                                                        Cascadia Capital is
obligated to provide its expertise in sourcing a business combination and disclose whether
Cascadia Capital may receive any compensation or economic benefit from providing such
services.
 Jamie Boyd
FirstName   LastNameJamie
Cascadia Acquisition  Corp. Boyd
Comapany
April       NameCascadia Acquisition Corp.
       13, 2021
April 213, 2021 Page 2
Page
FirstName LastName
Conflicts of Interest, page 26

2. We note disclosure in the first risk factor on page 53 and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please revise your disclosure here and in your risk factor(s) to discuss in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur.
         For example, since your sponsor acquired a 20% stake for approximately $0.006 per share and the offering is for $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses.
       You may contact Michael Fay at 202-551-3812 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Celeste Murphy at 202-551-3257 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Gina Eiben